

July 1, 2010

Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership - V
2350 North Forest Road
Getzville, NY 14068

> **Re:** **Realmark Property Investors Limited Partnership - V**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 000-16561**

Dear Mr. Jayson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

(c) Property and Equipment, page F-6

1. We note from your response to comment 3 in your letter dated June 9, 2010, that you have not reduced the asking price for the remaining building at Commercial Park West since it was listed in 2001. Based on this information, this property does not meet the requirements to be classified as held for sale. According to ASC 360-10-55-49(b), this property should have been reclassified as held and used in accordance with ASC 360-10-35-44 after it was unsold for one year, as there was no reduction in the price of the property and therefore it did not meet the criteria in paragraphs ASC 360-10-45-9(b) and ASC 360-10-45-9(e) which state that the property must be available for immediate sale at a price that is reasonable in relation to its current fair value. Please restate your financial statements accordingly. Please also refer to ASC 360-10-45-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at at (202) 551-3693 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant